Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet – QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by E-Mail 2026 Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes to authorize proxies submitted over the Internet prior to the meeting must be received by 11:59 p.m., Eastern Time, on September 1, 2026. ARBE ROBOTICS LTD. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual general meeting, you may vote at this meeting and will need your 12 digit control number to vote electronically at the annual general meeting. To attend: https://www.cstproxy.com/arberobotics/2026 E-MAIL – Mark, sign and date your proxy card and e-mail your proxy card to proxy@continentalstock.com PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. PROXY ARBE ROBOTICS LTD. PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 2, 2026 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby constitutes and appoints Adv. Maya Bar-On, as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote, on behalf of the undersigned, all the ordinary shares of Arbe Robotics Ltd. (the “Company”) that the undersigned is/are entitled to vote, held at the close of business on August 3, 2026, at the Annual General Meeting of Shareholders (the “Meeting”), to be held virtually via videoconference at https://www.cstproxy.com/arberobotics/2026, on September 2, 2026 16:00 (Israel time), which is 9:00 AM Eastern Daylight Time, and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the “Proxy Statement”) relating to the Meeting. The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS GIVEN WITH RESPECT TO ANY OF THE PROPOSALS FOR THE MEETING, THIS PROXY WILL BE VOTED “FOR” WITH RESPECT TO EACH OF THE PROPOSALS, AND IN SUCH MANNER AS THE HOLDER OF THE PROXY DETERMINES WITH RESPECT TO ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ALL AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. (Continued and to be marked, dated and signed on the other side)

2026

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on September 2, 2026

To view the Proxy Statement and the Form 20-F for the year ended December 31, 2025 and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/arberobotics/2026

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS LISTED BELOW:

Please mark your votes like this **X**

1. ELECTION OF CLASS II DIRECTORS

To elect each of Prof. Yonina Eldar and Dr. Boaz Schwartz as Class II Directors, each for a term of approximately three years until the Company's annual general meeting of shareholders to be held in 2029 and until his or her successor is duly elected.

	FOR	AGAINST	ABSTAIN
1(a) Prof. Yonina Eldar	☐	☐	☐
1(b) Dr. Boaz Schwartz	☐	☐	☐

2. CEO COMPENSATION

To approve the terms of office and employment of Mr. Ram Machness as Chief Executive Officer of the Company, effective as of April 1, 2026 as presented in the Proxy Statement: FOR ☐ AGAINST ☐ ABSTAIN ☐

As of the date of the Proxy Statement, the Company is not aware of any Controlling Shareholder for purposes of the Israeli Companies Law and as defined in the Proxy Statement; and by voting on Proposals 2, 3(c) and 5 herein, the undersigned confirms it has no 'personal interest' thereunder for purposes of the Israeli Companies Law (as such term defined in the Proxy Statement).

3. EXECUTIVE COMPENSATION TERMS.

3(a) Approval of the terms of office and employment of Mr. Kobi Marenko as the appointed President of the Company, effective as of April 1, 2026, and a member of the Board, including a special one-time grant of equity-based award to be vested on April 1, 2027 as described in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

3(b) Approval of a special one-time grant of equity-based award to Dr. Noam Arkind, the Company's Chief Technology Officer and a member of the Board, to be vested on April 1, 2027 as described in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

3(c) Approval of an annual cash bonus plan for each of Mr. Ram Machness, the Company's Chief Executive Officer, and Dr. Noam Arkind, the Company's Chief Technology Officer and a member of the Board as described in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

4. NON-EXECUTIVE DIRECTORS' COMPENSATION

To approve an equity-based award to each of (a) Prof. Yonina Eldar, a member of the Board, (b) Mr. Yair Shamir, Chairman of the Board and (c) Mr. E. Scott Crist, a member of the Board, as described in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

5. APPROVAL OF THE AMENDED COMPENSATION POLICY

To approve the Company's amended Compensation Policy for its Executive Officers and Directors, as required under the Israeli Companies Law as described in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

6. APPOINTMENT OF INDEPENDENT AUDITORS

To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, a registered public accounting firm, as the Company's independent auditors for the year ending December 31, 2026 and until the Company's 2027 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix their annual compensation. FOR ☐ AGAINST ☐ ABSTAIN ☐

7. APPROVAL OF REVERSE SHARE SPLIT

To approve a reverse split of the ordinary shares of the Company, at a ratio to be determined by the Board in its sole discretion, so that, immediately upon its effectiveness, the ordinary shares would trade at a price of approximately $3.00 per share; to approve the corresponding amendment to the Company's Amended and Restated Articles of Association to reflect the change in the Company's registered share capital and the par value of the Ordinary Shares resulting from the reverse split; and to authorize the Board to implement the reverse split and determine the exact ratio within such range at such time as the Board deems appropriate, no later than the annual general meeting of shareholders of 2027, as described in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

The signor hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

☐ For address changes and/or comments, please check this box and write them on the lines below.

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CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**2026.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. Please be sure to return the entire proxy along with proof of identity as described in the company's proxy statement.